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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-68081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cirrus Research, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 South Broadway, Suite 212
(No. and Street)

Tarrytown	NY	10591
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Satya Pradhuman (914)289-1411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Satya Pradhuman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cirrus Research, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THIRZA T. MORAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6213717
Qualified in New York County
My Commission Expires November 16, 2021

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIRRUS RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Cirrus Research, LLC:

We have audited the accompanying statement of financial condition of Cirrus Research, LLC (the "Company"), as of December 31, 2018, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

These statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Raines & Fischer LLP

New York, New York
February 28, 2019

CIRRUS RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Current assets:	
Cash	$ 95,253
Accounts receivable	44,658
Prepaid expenses	19,977
Total current assets	159,888
Property and equipment	641,770
Less: accumulated depreciation	(174,118)
	467,652
Security deposits	19,689
Total assets	$ 647,229

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 49,325
Total current liabilities	49,325
Members' equity	597,904
Total liabilities and members' equity	$ 647,229

See accompanying notes to financial statements.

CIRRUS RESEARCH, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

1. Statement of Significant Accounting Policies:

Organization:

Cirrus Research, LLC (The Company), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company performs research services to various investment companies.

Basis of Accounting:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition:

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2018 (FASB entities), and interim reporting periods beginning one year later, December 15, 2019.

Early application is permitted for annual reporting periods beginning after December 15, 2016, and this includes interim reporting periods within that reporting period. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

The Company records its advisory fees as they are earned based on the services provided or consummation of the related transaction.

Concentration of Risk:

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

1. Statement of Significant Accounting Policies (continued):

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to expense as incurred. Depreciation expense for the year ended December 31, 2018 was $50,541.

Income Taxes:

The Company has elected to be treated as a Limited Liability Company under the provisions of the Internal Revenue Code and New York State tax regulations. No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the members under this form of organization.

Subsequent events:

Management has evaluated subsequent events through February 28, 2019, the date the financial statements were available to be issued.

2. Net Capital Requirements:

Cirrus Research, LLC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, Cirrus Research, LLC had net capital of $45,928 after adjustments for non-allowable assets, which was $40,928 in excess of its required net capital. Cirrus Research, LLC's net capital ratio was 1.074 to 1.

3. Commitments and Contingencies:

Office lease:

The Company entered into a lease agreement with Am Trust Realty Corp. for the rental of property located at 303 South Broadway, Suite 212, Tarrytown, NY 10591 which expired on December 31, 2018. The Company is currently negotiating the terms of the lease amendment.